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File No. 179667

07027799

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 25 2007
WASH. D.C. 182

October 22, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated October 22, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo/encl.

cc: Mr. Richard Gusella (Via E-Mail)

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

11/7

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **October 22, 2007**

CONNACHER OIL AND GAS LIMITED ANNOUNCES FIRST SALE OF BITUMEN FROM GREAT DIVIDE

Calgary, Alberta – Connacher Oil and Gas Limited (CLL-TSX) announces today that it has delivered and sold to market its first truckload of diluted bitumen ("dilbit") from its Great Divide Pod One SAGD project, located approximately 50 miles south of Fort McMurray, Alberta. The project is still circulating steam into all 30 wells (15 well pairs) as part of its 90 day circulation and reservoir pre-heating phase; however, as a byproduct of this process, the company is producing and recovering small but significant amounts of bitumen at surface. This past week the project averaged 300 barrels per day of bitumen production. The bitumen has been mixed with diluent and stored as sales "dilbit" and as storage volumes are being filled, it is now advisable to truck volumes to market. It should be noted that while the bitumen volumes are important and demonstrate that operationally this circulation phase is proceeding as planned, the volumes of bitumen produced are incidental to the circulation process. They are, however, suggestive of even pre-heating in the horizontal wellbores, which is also indicated by the company's downhole monitoring equipment. After the preheating or circulation phase is completed, the 15 lower horizontal wells of each well pair will be converted to production with the cessation of steam circulation in those wells. This is expected to occur in late fourth quarter 2007, after which it is anticipated production will ramp-up to 10,000 barrels per day of bitumen in 2008.

Given the results of the past few weeks, it is now anticipated that during this circulation phase one to two trucks per day will be delivering dilbit to various sales terminals to both maximize price and introduce the Great Divide bitumen to prospective purchasers for blending to various heavy oil streams. It is also anticipated that the company will haul dilbit to its Montana Refining Company Inc.'s (MRCI) refinery in Great Falls, Montana and backhaul naphtha from the refinery to Great Divide to be used as diluent. This delivery of Great Divide dilbit will allow MRCI's analytical personnel to analyze and assay the Great Divide dilbit for the various characteristics important to refiners. It is anticipated this will aid in the future marketing of this crude. It should be noted that the prices paid for this dilbit will be in accordance with prices as posted by various independent purchasers and the related party transactions will be fully transparent for the calculation of royalties.

One of the benefits of Connacher's integrated oil sands strategy is that the company is now able to anticipate self-sufficiency in diluent supply until approximately March 2008, as excess naphtha from MRCI's refining process is now being physically swapped in the Edmonton market for diluent, with the naphtha being transported by rail from the refinery in Great Falls. This results in a value-added solution for both the company's Great Divide project and its Montana refinery

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration, development and production company. The company's principal assets are its significant bitumen reserves and resources and its 100 percent interest in approximately 95,000 acres of oil sands leases in the Great Divide region near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Statements: This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law including: anticipated bitumen production and sales rates and the timeline for ramp up of production at Great Divide Pod One. Forward-looking statements are frequently characterized by words such as "plan", expect", "project", "intend", "believe", anticipate", estimate", "may", "potential", "proposed' and other similar words, or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the

year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

END